

Towngas
The Hong Kong and China Gas Company Limited



10015303

10 February 2010

Our ref: CS/L/10-01

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

SUPPL

BY REGISTERED MAIL

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. A copy of an announcement dated 18 November 2009 in respect of "Appointment of New Independent Non-executive Director";

2. A copy of an announcement dated 27 November 2009 in respect of "Retirement of Independent Non-executive Director";

3. A copy of a voluntary announcement dated 9 February 2010 in respect of "Obtaining of effective control over Towngas China Company Limited".

Thank you for your attention.

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl

Encl

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

APPOINTMENT OF NEW INDEPENDENT NON-EXECUTIVE DIRECTOR

Professor Poon Chung Kwong has been appointed as Independent Non-executive Director of the Company and member of the Audit Committee and the Remuneration Committee with effect from 18 November 2009.

Appointment of Professor Poon Chung Kwong as Independent Non-executive Director

The Board of the Company announces that Professor Poon Chung Kwong, *GBS, PhD, DSc, JP* ("**Prof. Poon**") has been appointed as Independent Non-executive Director of the Company and member of the Audit Committee and the Remuneration Committee with effect from 18 November 2009.

Prof. Poon, aged 69, President Emeritus of The Hong Kong Polytechnic University, had devoted 40 years of his life to advancing university education in Hong Kong before he retired in January 2009 from his 18-year presidency at The Hong Kong Polytechnic University. He was previously Professor of Chemistry and Dean of the Faculty of Science at The University of Hong Kong.

Prof. Poon graduated from The University of Hong Kong with the degrees of Bachelor of Science (General) and Bachelor of Science (Special), both with first class honours. He obtained his degree of Doctor of Philosophy from the University of London in 1967 and worked as a post-doctoral research fellow at the California Institute of Technology. He then served as Lecturer at The University of Hong Kong. During the period when Prof. Poon was serving as Lecturer at The University of Hong Kong, he was also Visiting Research Associate of the California Institute of Technology and the University of Southern California, as well as Visiting Professor at the University of Toronto in Canada. He was later awarded the degree of Doctor of Science, which is a higher doctorate, by the University of London in 1979.

Prof. Poon is a Fellow of the University College of the University of London and Foreign Member of the Russian Academy of Engineering. He was honoured as one of the "Ten Outstanding Young Persons in Hong Kong in 1979" and was appointed a Non-official Justice of the Peace (JP) in 1989. Prof. Poon received the OBE award in 1991, the Gold Bauhinia Star (GBS) award in 2002 and also the "Leader of the Year Awards 2008 (Education)". He was recently awarded the Honorary Doctorate Degree in Humanity by The Hong Kong Polytechnic University in 2009.

Over the years, Prof. Poon has chaired and was appointed a member of numerous committees of the Hong Kong Government and of the industrial, business and educational sectors: to name a few, he was an appointed member of the Legislative Council (1985 – 1991); the Founding Chairman of the Government's Committee on Science and Technology (1988 – 1991); and Chairman of Veterinary Surgeons Board (2000 – 2004). He also served as Member of the Basic Law Consultative Committee (1985 – 1990), Advisor on Hong Kong Affairs (1994 – 1997), Member of the Preparatory Committee for the Hong Kong Special Administrative Region (1995 – 1997) and Member of the Selection Committee for the First (1996), Second (2001) and Third (2007) Government of the Hong Kong Special administrative Region. In addition, Prof. Poon has been a member of the National Committee of the Chinese People's Political Consultative Conference since 1998. He is also the Honorary Professor of a number of top-rated universities in the Mainland China. In addition, Prof. Poon currently serves as Consultant of Science and Technology Consulting Committee of Shenzhen Municipal People's Government and Member of Policy Consultative Committee of Shaanxi Province in the Mainland China.

Prof. Poon is a non-executive director of Lee & Man Paper Manufacturing Limited and an independent non-executive director of Hopewell Highway Infrastructure Limited and K. Wah International Holdings Limited, all of which are listed public companies. Save as disclosed above, Prof. Poon has not held any other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, and does not hold any other positions with the Company or any of its subsidiaries.

Prof. Poon is interested in 39,930 shares of the Company (representing approximately 0.0006 % of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date hereof, Prof. Poon has not entered into any service contracts with the Company. He is appointed for a term of approximately 2 years commencing from 18 November 2009 up to 31 December 2011, and will be subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He is entitled to a fixed annual remuneration of HK$230,000, for acting as an independent non-executive director and a member of the Audit Committee of the Company. The remuneration is determined by reference to his duties and responsibilities.

Save as disclosed in this announcement and except for the relationship arising from his directorship in the Company, Prof. Poon does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company, and there is no information of Prof. Poon to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. There are no other matters relating to the appointment of Prof. Poon that need to be brought to the attention of the shareholders of the Company.

The Board wishes to express its warm welcome to Prof. Poon on his appointment.

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 18 November 2009

As at the date of this announcement, the Board comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man, Dr. The Hon. David Li Kwok Po and Professor Poon Chung Kwong
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi


Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 3)

RETIREMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr. Liu Lit Man has informed the Company that he would resign from his office as Independent Non-executive Director of the Company with effect from 27th November 2009 upon his retirement. Mr. Liu will also cease to be member of the Audit Committee and the Remuneration Committee of the Company from the same date.

Retirement of Mr. Liu Lit Man as Independent Non-executive Director

The board of directors (the "**Board**") of The Hong Kong and China Gas Company Limited (the "**Company**") announces that Mr. Liu Lit Man ("**Mr. Liu**") has informed the Company that he would resign as Independent Non-executive Director of the Company with effect from 27th November 2009 upon his retirement. Mr. Liu will also cease to be member of the Audit Committee and the Remuneration Committee of the Company from the same date.

Mr. Liu has been a director of the Company since 1975. During the past 34 years, Mr. Liu has provided much guidance and support to the Company. The Board wishes to extend its sincere gratitude to Mr. Liu for his invaluable contribution to the Company.

Mr. Liu has confirmed that he has no disagreement with the Board and that there is no matter relating to his retirement that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 27th November 2009

As at the date of this announcement, the Board comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man, Dr. The Hon. David Li Kwok Po and Professor Poon Chung Kwong
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi



Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

VOLUNTARY ANNOUNCEMENT

Obtaining of effective control over Towngas China Company Limited

The Board announces that since the Company had obtained effective control over the majority of the board of directors of TCCL on 31 December 2009, the Board decided that TCCL would from then onwards be accounted for and consolidated into the consolidated accounts of the Company as a subsidiary.

The Hong Kong and China Gas Company Limited (the "**Company**"), through various wholly-owned subsidiaries, is currently interested in an aggregate of approximately 45.61% of the issued share capital of Towngas China Company Limited ("**TCCL**", Stock Code: 1083), a company whose shares are listed on the main board of The Stock Exchange of Hong Kong Limited. TCCL was previously treated as an associated company of the Company and was accounted for by the Company using equity method of accounting in the consolidated accounts of the Company.

Due to the recent changes of the board of directors of TCCL in December 2009, out of the total of 9 directors of TCCL, 5 such directors are also directors or members of the senior management of the Company. Since the Company had obtained effective control over the majority of the board of directors of TCCL, pertaining to the relevant accounting standards which have been discussed and consulted with the auditors of the Company, the board of directors of the Company (the "**Board**") decided that TCCL would from then onwards be accounted for and consolidated into the consolidated accounts of the Company as a subsidiary.

The resulting accounting treatment of investment in TCCL and impact on the preparation of consolidated accounts of the Company are as follows:

1. In accordance with "Hong Kong Accounting Standard 27 – Consolidated and Separate Financial Statements", the Company should consolidate TCCL from the date of obtaining control over TCCL (i.e. 31 December 2009). Furthermore, in accordance with "Hong Kong Financial Reporting Standard 3 - Business Combination", the business combinations between the Company and TCCL should be accounted for by applying purchase method.

2. Prior to 31 December 2009, the Company's investment in TCCL had been accounted for as an investment in associated company using the equity method. Upon obtaining effective control over TCCL on 31 December 2009, the Company's investment in TCCL was accounted for as a subsidiary and was consolidated in the Company's consolidated accounts on a line-by-line basis.

By order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 9 February 2010

As at the date of this announcement, the Board comprises:

Non-executive Directors: Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing

Independent Non-executive Directors: Mr. Leung Hay Man, Dr. The Hon. David Li Kwok Po and Professor Poon Chung Kwong

Executive Directors: Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi



Towngas
The Hong Kong and China Gas Company Limited